December 13, 2017

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	TROVAGENE, INC.
Registration Statement on Form S-1 (Registration No. 333-221115) -
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as placement agent for the referenced offering, hereby concurs in the request by Trovagene, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:15 P.M. Eastern Time on Thursday, December 14, 2017, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours, H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark Viklund
Name: Mark Viklund
Title: Chief Executive Officer